EX-Filing Fees

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

AMG Pantheon Master Fund, LLC

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to Be Paid	$114,258,097 (1)	0.01102%	$12,591.24 (2)

Fees Previously Paid	$0.00		$0.00

Total Transaction Valuation	$114,258,097 (1)

Total Fees Due for Filing			$12,591.24

Total Fees Previously Paid			$0.00

Total Fee Offsets			$0.00

Net Fee Due			$12,591.24

(1)	Calculated as the aggregate maximum purchase price for units of beneficial interest, based upon the estimated net asset value per unit as of July 31, 2023.
(2)	Calculated at $110.20 per $1,000,000.00 of the Transaction Valuation.